

PE
12-31-02
RECD S.E.C.
MAY 1 2003
03057862

At the point of



PROCESSED
MAY 02 2003
THOMSON
FINANCIAL

Molecular Devices

Annual Report 2002

Years ended December 31,	2002	2001	2000
(in thousands, except share and per share data)			
Consolidated Statements of Operations Data:			
Revenue	$102,157	$ 92,231	$ 96,035
Gross profit	61,596	56,693	60,452
Operating income (loss)	8,159	(4,418)[1]	(3,431)[2]
Net income (loss)	6,805	(5,237)[1]	(4,934)[2]
Diluted net income (loss) per share	$ 0.44	$ (0.32)[1]	$ (0.32)[2]
Consolidated Balance Sheet Data:			
Cash, cash equivalents and short-term investments	$ 53,783	$ 67,257	$ 97,091
Working capital	84,851	99,422	138,184
Total assets	162,901	152,361	180,033
Total stockholders' equity	142,804	137,485	163,633

(1) Our loss from operations in 2001 included a $12.6 million write-off for the acquisition of in-process research and development related to our acquisition of Cytion S.A. Without this charge, operating income, net income, and diluted net income per share would have been $8.2 million, $7.4 million, and (based on 16,505,000 shares outstanding) $0.45, respectively.

(2) Our loss from operations in 2000 included a $15.2 million charge related to direct costs incurred due to the merger with LJL BioSystems, which was accounted for as a pooling of interests. Without this charge, operating income, net income, and diluted net income per share would have been $11.8 million, $10.2 million, and (based on 16,409,000 shares outstanding) $0.62, respectively.





PROCESSING
MAY 0 1 2003
187
SECTION
D.C.

To Our Stockholders:

No investor needs reminding that 2002 was another difficult year for the economy and financial markets in general and for the pharmaceutical and biotechnology sectors in particular. But all things considered, Molecular Devices performed well during this challenging year. We grew our business; for the first time, Molecular Devices reported more than $100 million in revenues. We generated profits. We strengthened our balance sheet. And, most importantly, we introduced a number of new products—the key, as we've said many times before, to achieving our corporate purpose: to provide innovative solutions to accelerate the leading edge of life sciences research.

We managed effectively for the short-term during 2002 but also kept our focus on the long-term by enhancing existing products and developing and acquiring new solutions for the world's pharmaceutical and biotechnology researchers. We remain optimistic about the future of Molecular Devices because of the critical importance of our growing family of solutions to drug discovery and life sciences researchers.

During 2002, we began shipping three new instruments and a substantial number of new consumables. We introduced two new detection systems: the Gemini EM, a benchtop fluorescence reader for cellular assays that is part of our SpectraMax® family of microplate readers, and the Analyst® GT, the latest addition to our industry-leading line of HTS multimode readers. But the most important new instrument product of the year was IonWorks™ HT, the first high-throughput system for directly screening ion channels and the first of a family of products that we are developing to address a substantial new market opportunity for Molecular Devices. Initial shipments of IonWorks HT began in the third quarter, and the instrument has received early market acceptance. We explore in more detail in this year's annual report the role of IonWorks in the vital challenge of drug discovery and how it complements our existing solutions.

Consumables—primarily in the form of reagent kits designed expressly for our instrument systems—are also an important source of revenues and growth for Molecular Devices. We introduced 17 new reagent kits during the year, including 15 based on our proprietary IMAP™ technology for kinase testing. At year-end, we offered a total of 26 reagent kits. Consumables mean better, more complete solutions for our customers and better position us for profitable growth for our stockholders. Revenues from consumables grew by 36% in 2002 and represented 16% of total revenues for the year.

Also in 2002, we acquired Universal Imaging Corporation, a pioneer and leader in the field of cellular and sub-cellular imaging, to enhance our market position in screening cellular assays. Universal Imaging's two major products are MetaMorph® imaging software, a leading technology used primarily by life sciences researchers for the analysis of cellular imaging, and Discovery-1™, a robust, automated system that couples MetaMorph with microplate-based instrumentation for drug discovery applications. Discovery-1 is an ideal complement to our FLIPR® product family and supports our customers' need for "high-content biology"—richer, more informative data.



>We're confident about our strategy; our objective is to be ready when the market picks up.

New products result from our in-house research and development effort and strategic acquisitions, and they are central to our ability to grow. In 2002, revenues from products introduced in the last three years accounted for 72% of total revenues. As the Universal Imaging acquisition demonstrates, Molecular Devices remains committed to serving two markets: drug discovery and more basic life sciences research. Each of these focused sectors represents approximately half of our total revenues.

Last year was a busy and productive year at Molecular Devices in terms of new instruments, new consumables and new technologies. At the same time, of course, our customers have been cautious and selective about capital spending and new technology purchases. Frankly, we don't know when this environment will change. Nonetheless, we continue to believe strongly that the markets we serve remain a fertile opportunity for Molecular Devices. In particular, drug discovery has risen in prominence as the world's pharmaceutical and biotechnology companies work feverishly to take advantage of the progress in genomics and proteomics (which is expected to deliver thousands of new disease targets that should spark new pharmaceutical discovery programs) and to shore up their competitive positions with new patent-protected drugs. However, they face a particularly challenging future. One industry analyst forecasts that more than $60 billion in current pharmaceutical revenues are "at risk" over the next five years as drugs lose their patent protection and the use of generics increases. To minimize the impact, drug companies in the pharmaceutical and biotechnology sectors are continuing to increase their R&D spending.

Because Molecular Devices fills an important role in the drug discovery and life sciences research process, we believe that demand will increase for our wide spectrum of instrumentation solutions and consumable reagents, backed by a global sales, service and support capability. We enter 2003 with a sense of optimism—tempered by a frank assessment of the near-term environment—and we're operating from a position of strength. We're confident about our strategy; our objective is to be ready when the market picks up.

I want to thank each of the more than 400 employees of Molecular Devices around the world who are most directly responsible for our success in 2002; they have earned my gratitude for their commitment, their intelligence and their hard work. I also salute our growing number of customers for their confidence as well as their insights, which help us develop the next-generation of solutions. Finally, I thank our stockholders for your support during another difficult year. We remain diligent in our efforts to make the most of the opportunities before us.

Sincerely,

Joseph D. Keegan, Ph.D.
President and Chief Executive Officer

Challenge







[illegible]

The Challenge of Drug Discovery: Fueling Growth for Molecular Devices

What does it take to find the next blockbuster pharmaceutical? What does it take to find a new drug that can cure disease and improve a patient's quality of life?

It takes research. New drugs are developed by scientists and doctors working within biotechnology and pharmaceutical companies, often building on a foundation of basic life sciences research conducted in academic and government labs around the world.

It takes money. In fact, pharmaceutical companies can spend as much as $800 million to bring a new drug to market. Total biotechnology and pharmaceutical R&D spending in 2002 was estimated between $55 billion and $65 billion and is expected to grow by 5% to 10% in 2003. That figure is in addition to the billions spent on fundamental research. The National Institutes of Health, for example, have allocated $27 billion for life sciences research in 2003.

It takes time. Getting an idea from the lab to FDA approval and the market can take up to 15 years. And as more and more drug patents expire, the need for new pharmaceuticals—new sources of growth—becomes more and more acute.

Researchers are constantly looking for effective technological solutions that can accelerate this challenging, expensive and time-consuming process.

That's where we come in. Wherever researchers are looking for new drugs, you'll find Molecular Devices. We develop instrument systems that provide high-throughput screening of compounds that might affect a particular disease target. We enhance the productivity of researchers dramatically, which makes Molecular Devices uniquely valuable both to those on the front lines of drug discovery and those engaged in more fundamental life sciences research. And today, our capabilities have never been broader thanks to our newest product—IonWorks HT. With the 2002 launch of IonWorks HT, the world's first high-throughput solution for directly screening ion channels, we have powerful solutions for three major families of drug discovery targets.







[illegible]



Looking for a Hit: Three Major Families of Drug Targets

The process of drug development begins with the discovery of a target—a biological molecule that plays a role in a disease—and the number of known targets has exploded, thanks to the revolution in human genomics and proteomics research. But once a target is identified and validated, researchers must confront a daunting task: finding a chemical compound that can affect that target (a "hit"). That means sifting through millions of potential compounds to find "the needle in the haystack" that signals the beginnings of a potential drug.

Today, nearly two-thirds of all drug development research is focused on three large and important families of drug targets: GPCRs, kinases and ion channels.

GPCRs: G-protein coupled receptors play an essential role in the functionality of cells, and are associated with diseases of the central nervous and cardiovascular systems as well as a number of types of cancer. This has made them an ideal set of targets. More than one-third of the drugs on the market today are based on their ability to affect GPCRs.

Kinases: Kinases are central to cell signaling and other functions. They are particularly important in cancer research and are also associated with inflammation disorders and diabetes. Kinases are the fastest growing group of disease targets.

Ion channels: Ion channels are primarily linked to diseases of the central nervous and cardiovascular systems. Historically, however, it has been extremely difficult and time-consuming to evaluate the impact of compounds on ion channels, which means these targets have not been thoroughly explored, despite their importance. Of the top 100 drugs currently on the market, more than 10% affect ion channels, and a growing amount of the drug discovery research effort is focused on ion channel interactions. Also, unintentional ion channel inhibition can be a cause of drug side effects, making ion channel testing valuable for safety profiling.

Different classes of targets require different screening technologies, and with the launch of IonWorks HT, Molecular Devices addresses the major classes of target screening. Our solution set is more complete than ever before.

Three Families of Screening Solutions from Molecular Devices

Molecular Devices develops, manufactures and sells a substantial array of bioanalytical measurement systems for researchers in drug discovery and the life sciences along with the reagents and accessories that enable our customers to get the most from our products and increase their productivity.

For screening GPCR targets, our FLIPR systems have become the dominant solution in the industry. More than 150 customers around the world use FLIPR systems (many of whom use multiple machines). $FLIPR^3$, our most recent introduction in this product family, offers a complete, highly-automated solution for cellular assays, integrating instruments, consumable reagents and software for collecting and analyzing data.

For kinase and other biochemical assays screening efforts, our Analyst family provides a solution that enables miniaturized biochemical assays to be performed in a single step. The Analyst family has emerged as the industry standard for high-throughput screening using fluorescence polarization, and, in 2002, we introduced Analyst GT, the second generation offering in our industry-leading product line. Also in 2002, we introduced multiple new IMAP reagent kits for kinase screening on Analyst.

But the real news of fiscal 2002 was the opening of a completely new market opportunity for Molecular Devices: ion channel research. Ion channels play an increasingly important role in pharmaceutical, biotechnological and academic life sciences R&D. Today, the "gold standard" for testing ion channels is *patch clamping*: a technique that evaluates the effect of a potential drug compound by measuring the electrical current running through the cell membrane. But until our recent product launch, patch clamping was a manual procedure—effective but also slow and labor-intensive. A highly skilled scientist could typically produce at most 10 to 12 successful ion channel tests per day.

We realized that ion channel testing could be automated and accelerated with the right kind of instrument—much as we had done with our FLIPR system, which enabled multiple tests to be run in parallel on a microplate, greatly increasing screening throughput. And we believed that ion channel testing represented a substantial market opportunity—as high as $500 million—if an automated technique could be effectively developed.

Our response to this opportunity is IonWorks HT, a high-throughput system that automates patch clamping and can perform up to 3,000 tests per day, delivering a dramatic improvement in research productivity. It began shipping in the third quarter of 2002. The IonWorks HT is just the first member of the IonWorks family; we are also developing IonWorks APC, a less expensive, lower-throughput solution for life sciences research in academic and government-sponsored laboratories. IonWorks APC is a workstation system that we expect will enable researchers to perform between 20 and 50 tests per day with great flexibility and control.

The IonWorks products are turnkey solutions—instrumentation, software and proprietary consumables. They represent an ideal complement to our existing, proven solutions for screening GPCRs and kinases, and they offer a huge leap forward in terms of productivity and effectiveness for ion channel researchers. Early customer enthusiasm for IonWorks HT indicates that we have developed a powerful offering for this large market opportunity.

As we head into 2003, Molecular Devices offers high-performance solutions that span the majority of disease target research efforts, making our product offerings increasingly valuable to the scientists and researchers who are searching for new pharmaceutical therapies.







Improving Productivity and the Quality of Results

In a single day, IonWorks HT can handle up to 3,000 tests. Our FLIPR3 system can screen as many as 50,000 compounds. And our state-of-the-art Analyst GT instrument can read hundreds of thousands of microplate wells. In short: instrument systems from Molecular Devices dramatically accelerate research productivity.

But the speed of the instrument itself is not the only benefit Molecular Devices delivers to users. A key component of our solution is software to manage the screening and assay processes and to generate data for further analysis. SoftMax® Pro Enterprise, released in 2002, was the first microplate reader data acquisition and analysis software application with tools that allow for FDA 21 CFR Part 11 compliance.

We also enhance research productivity and the quality of results by developing and manufacturing a growing family of consumable reagent kits. Optimized for our instrument systems, our reagent kits enable researchers to spend less time on individual assays and to increase their productivity and effectiveness. Many of them have become industry standards—such as the cellular assay kits designed for our FLIPR system—and many are proprietary. Our kinase assay kits, for example, are based on our proprietary IMAP technology. And for IonWorks, we introduced a proprietary consumable called PatchPlate™. Molecular Devices introduced a total of 17 new reagent kits in 2002, bringing the total to 26 reagent kits that leverage a large number of our installed instrument systems.

In another move to deliver more information content to our customers, we acquired Universal Imaging Corporation, a pioneer in the field of cellular and sub-cellular imaging. Universal Imaging brings two new products to Molecular Devices: MetaMorph software enables researchers in life sciences to understand what happens inside the cell during assays by acquiring, processing and analyzing digital images of cellular events. Discovery-1 is an integrated imaging system that combines software and instrumentation to deliver high-content screening data collected from microplate wells and analyzes how compounds affect biological mechanisms in drug discovery assays. These additions to our capabilities strengthened our leadership position in cellular assays. We believe that technologies that generate high-throughput biology—rich analytical content and information about cells—will complement our FLIPR and IonWorks solutions, and we'll continue to look for opportunities to incorporate them into our product lines.

Proprietary consumables [illegible] from Molecular Devices measure [illegible], more complete [illegible] for our customers and better position us for profitable growth for our stockholders. In 2002, we introduced [illegible] reagent [illegible] [illegible] accounted for 17% of our total 2002 revenues.


Consumables Revenues (in millions)
$20.0
15.0
10.0
5.0
0.0




FLIPR
Molecular Devices


Molecular Devices







An Ongoing Commitment to Innovation

What do we deliver to customers? Faster screening and analysis. Better, richer information. More productive research. We accelerate the journey from idea to pharmaceutical product or research result. We deliver performance.

That's a powerful benefit for our customers. But we must constantly raise the bar in terms of performance and functionality, which we do through a substantial investment in research and development ($18 million in 2002), through partnerships with technology leaders and by seeking and acquiring technologies and companies that enhance our product line.

All of these efforts played critical roles in 2002. Our R&D and "in-house" innovation efforts were key to the development of our newest biochemical assay screening solution, Analyst GT, our kinase screening solution, the IMAP reagents, and the advanced addition to our SpectraMax family of microplate readers, Gemini EM. R&D is also catalyzing the evolution of our highly successful FLIPR. And investments of the past two years coupled with our development capabilities led to our biggest new product introduction of the year, IonWorks HT.

Our commitment to new product development remains strong. New products are central to our ability to grow and, ultimately, to our purpose: to provide innovative solutions to accelerate the leading edge of life sciences research. We believe that the need for our solutions is becoming more intense as the world's pharmaceutical, biotechnology and life sciences researchers continue their quest for new drug therapies.

Selected Consolidated Financial Data
(In thousands, except per share data)

The following table sets forth selected historical financial information for Molecular Devices, certain portions of which are based on, and should be read in conjunction with, our audited consolidated financial statements that are being included as a part of this report.

Management believes that it is important to evaluate the Company's financial performance using measures computed under GAAP and the pro forma measures included in this Annual Report. This presentation is useful as it permits investors to more accurately compare results from period to period and to potentially more accurately assess our prospects.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Consolidated Statements of Operations Data:					
Revenues	$102,157	$ 92,231	$ 96,035	$71,902	$52,234
Cost of revenues	40,561	35,538	35,583	26,299	20,203
Gross profit	61,596	56,693	60,452	45,603	32,031
Operating expenses:					
Research and development	18,002	15,105	16,796	14,150	11,158
Acquired in-process research and development	—	12,625	—	2,037	876
Merger expenses	—	—	15,181	—	—
Selling, general and administrative	35,435	33,381	31,906	25,630	19,386
Total operating expenses	53,437	61,111	63,883	41,817	31,420
Income (loss) from operations	8,159	(4,418)	(3,431)	3,786	611
Other income, net	1,562	3,806	4,912	1,921	2,178
Income (loss) before income taxes	9,721	(612)	1,481	5,707	2,789
Income tax provision	2,916	4,625	6,415	2,056	956
Net income (loss)	$ 6,805	$ (5,237)	$ (4,934)	$ 3,651	$ 1,833
Basic net income (loss) per share	$ 0.44	$ (0.32)	$ (0.32)	$ 0.27	$ 0.15
Diluted net income (loss) per share	$ 0.44	$ (0.32)	$ (0.32)	$ 0.26	$ 0.14
Shares used in computing basic net income (loss) per share	15,348	16,192	15,246	13,347	12,407
Shares used in computing diluted net income (loss) per share	15,457	16,192	15,246	14,149	12,965
Income (loss) from operations, as reported	$ 8,159	$ (4,418)	$ (3,431)	$ 3,786	$ 611
Write-off of acquired in-process research and development (1)	—	12,625	—	2,037	876
Merger related costs (2)	—	—	15,181	—	—
Pro forma income from operations	$ 8,159	$ 8,207	$ 11,750	$ 5,823	$ 1,487
Net income (loss), as reported	$ 6,805	$ (5,237)	$ (4,934)	$ 3,651	$ 1,833
Write-off of acquired in-process research and development (1)	—	12,625	—	2,037	876
Tax benefit associated with the write-off of acquired in-process research and development (1)	—	—	—	(734)	(300)
Merger related costs (2)	—	—	15,181	—	—
Pro forma net income	$ 6,805	$ 7,388	$ 10,247	$ 4,954	$ 2,409
Diluted earnings (loss) per share, as reported	$ 0.44	$ (0.32)	$ (0.32)	$ 0.26	$ 0.14
Write-off of acquired in-process research and development, net of tax (1)	—	0.77	—	0.09	0.05
Merger related costs (2)	—	—	0.94	—	—
Pro forma diluted net income per share	$ 0.44	$ 0.45	$ 0.62	$ 0.35	$ 0.19

	At December 31,				
	2002	2001	2000	1999	1998
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 53,783	$ 67,257	$ 97,091	$36,650	$40,030
Working capital	84,851	99,422	138,184	65,748	55,014
Total assets	162,901	152,361	180,033	86,849	72,319
Retained earnings (accumulated deficit)	(33,848)	(40,653)	(4,833)	101	(3,550)
Total stockholders' equity	142,804	137,485	163,633	74,304	60,700

(1) Our 2001 income from operations included a $12.6 million write-off for the acquisition of in-process research and development costs relating to our acquisition of Cytion S.A. Our 1999 income from operations included a $2.0 million write-off for the acquisition of in-process technology and acquisition costs related to our acquisition of Skatron AS. Our 1998 income from operations included an $876,000 write-off for the acquisition of in-process technology and acquisition costs relating to our acquisition of certain technology rights from Affymax Research Institute, a subsidiary of GlaxoSmithKline.

(2) Our 2000 income from operations included a $15.2 million charge related to direct costs incurred due to the merger with LJL BioSystems, which was accounted for as a pooling of interests.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Except for the historical information contained herein, the following discussion contains "forward-looking" statements. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes", "anticipates", "plans", "predicts", "expects", "estimates", "intends", "will", "continue", "may", "potential", "should" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by these forward-looking statements, including, among others, those discussed in this section as well as under "Item I. Business--Business Risks" and "Qualitative and Quantitative Disclosures about Market Risk" and the risks detailed from time to time in the Company's SEC reports, including our Annual Report on Form 10-K for the year ended December 31, 2002.

We are a leading supplier of high-performance bioanalytical measurement systems which accelerate and improve drug discovery and other life sciences research. Our systems and consumables enable pharmaceutical and biotechnology companies to leverage advances in genomics, proteomics and combinatorial chemistry by facilitating the high-throughput and cost-effective identification and evaluation of drug candidates. Our solutions are based on our advanced core technologies that integrate our expertise in engineering, molecular and cell biology, and chemistry. We enable our customers to improve research productivity and effectiveness, which ultimately accelerates the complex process of discovering and developing new drugs.

Our customers include small and large pharmaceutical, biotechnology and industrial companies as well as medical centers, universities, government research laboratories and other institutions throughout the world. No single customer accounted for more than 5% of our consolidated revenues in 2002, 2001 or 2000. We recognize revenue on the sale of our products, when collectibility is reasonably assured, at the time of shipment and transfer of title to customers and distributors. There are no significant customer acceptance requirements or post shipment obligations on our part. Service contract revenue is deferred at the time of sale and recognized ratably over the period of performance. Total service revenue was 8%, 6% and 4% of total revenues in 2002, 2001 and 2000, respectively. In 2002, sales to customers outside the United States accounted for 39% of total revenues and total sales denominated in foreign currencies accounted for 31% of total revenues. We currently do not hedge our exposure to movements in foreign currency exchange rates, however we may do so in the future. We typically experience a decrease in the level of sales in the first calendar quarter as compared to the fourth quarter of the preceding year because of budgetary and capital equipment purchasing patterns in the life sciences industry. We expect this trend to continue in future years.

In June 2002, we acquired Universal Imaging Corporation, a developer and distributor of cellular imaging software and drug discovery tools. In 2001, we acquired Nihon Molecular Devices, a sales and service operation in Japan, as well as Cytion S.A., a research and development company in Switzerland.

We acquired all of the outstanding stock of LJL BioSystems in a tax-free, stock-for-stock transaction in August 2000, as a result of which LJL BioSystems became a wholly owned subsidiary. The transaction was accounted for under the pooling-of-interests method of accounting and, accordingly, all financial information includes the operations of LJL BioSystems for all periods presented.

All of the acquired companies were integrated into our existing business and accordingly no new operating segments were created.

Critical Accounting Policies

Management's discussion and analysis of Molecular Devices' financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, bad debts, inventories, intangible assets, equity investments, income taxes and warranty obligations. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition and Warranty We recognize product revenue at the time of shipment and transfer of title when collectibility is reasonably assured. Software revenue is recognized at the time of sale and in accordance with AICPA Statement of Position No. 97-2, "Software Revenue Recognition" (SOP 97-2). There are no significant customer acceptance requirements or post-shipment obligations on the part of Molecular Devices for product or software sales.

Future warranty costs are estimated based on historical experience and provided for at the time of sale. Freight costs for revenue-generating shipments are charged to costs of goods sold. Amounts received prior to completion of the earnings process are recorded as customer deposits or deferred revenue, as appropriate. Service contract revenue is deferred at the time of sale and recognized ratably over the period of performance.

Accounts Receivable We sell our products primarily to corporations, academic institutions, government entities and distributors within the drug discovery and life sciences research markets. We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for potential credit losses, which are based on a number of factors including, but not limited to, the current financial condition of specific customers, payment trends and the overall economic environment. Such losses have been historically within management's expectations.

Inventories Inventories are stated on a first-in, first-out basis at the lower of cost or market. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Equity Investments We invest in equity instruments of privately held companies for business and strategic purposes. These investments are included in other long-term assets and are accounted for under the cost method when ownership is less than 20 percent of voting securities and we do not have the ability to exercise significant influence over operations. When our ownership exceeds 20 percent of voting securities but is less than 50 percent, or we have the ability to exercise significant influence, the investment is accounted for under the equity method. Under the equity method, the investee's proportionate share of net income or loss and amortization of the investee's net excess investment over its equity in net assets is included in net income or loss. As of December 31, 2002, we did not hold any investments accounted for under the equity method. We regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the fair values. We monitor the preceding factors to identify events or circumstances which would cause us to test for other than temporary impairment and revise our assumptions for the estimated recovery of equity investments.

Income Taxes Income taxes are accounted for under the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized in the future.

At December 31, 2002, we had net deferred tax assets of $8.5 million. Realization of these assets is dependent on our ability to generate significant future taxable income. We believe that sufficient income will be earned in the future to realize these assets. We will evaluate the realizability of the deferred tax assets and assess the need for valuation allowances periodically.

Various factors may have favorable or unfavorable effects upon our effective tax rate in 2003 and subsequent years. These factors include, but are not limited to, interpretations of existing tax laws, changes in tax laws and rates, future levels of R&D spending, future levels of capital expenditures, and our success in R&D and commercializing products.

Results of Operations

The following table summarizes our consolidated statements of operations as a percentage of revenues:

	Years Ended December 31,		
	2002	2001	2000
Revenues	100.0%	100.0%	100.0%
Cost of revenues	39.7	38.5	37.1
Gross profit	60.3	61.5	62.9
Research and development	17.6	16.4	17.5
Write-off of acquired in-process research and development	—	13.7	—
Merger expenses	—	—	15.8
Selling, general and administrative	34.7	36.2	33.2
Income (loss) from operations	8.0	(4.8)	(3.6)
Other income, net	1.5	4.1	5.2
Income (loss) before income taxes	9.5	(0.7)	1.6
Income tax provision	2.8	5.0	6.7
Net income (loss)	6.7%	(5.7)%	(5.1)%

Years Ended December 31, 2002 and 2001

Revenues for 2002 increased by 11% to $102.2 million from $92.2 million in 2001. This increase was due to the launch of the IonWorks HT, along with the inclusion of seven months of revenue from Universal Imaging Corporation (UIC), acquired on June 1, 2002. Our revenues are broken into two product families. The Drug Discovery product family, which includes cell analysis and HTS systems, consists of IonWorks HT, FLIPR, CLIPR, Analyst, Discovery-1 and Cytosensor systems. The Life Sciences Research product family, which includes bench top detection and liquid handling products, consists of Maxline, Skatron, MetaMorph and Threshold products. Drug Discovery product family revenues increased 4% in 2002 due to the launch of IonWorks HT in the third quarter, increased sales of FLIPR products and the addition of the Discovery-1 product line from UIC. Revenues in the Life Sciences Research product family increased 16% in 2002 largely due to the addition of the MetaMorph product line from UIC and growth in sales of the Threshold and Skatron product lines.

Gross margin decreased to 60.3% in 2002, from 61.5% in 2001. This decrease was primarily due to overall product sales that were more heavily weighted in lower margin products.

Research and development expenses increased by 19% to $18.0 million (18% of revenues) in 2002 from $15.1 million (16% of revenues) in 2001. This increase was primarily driven by inclusion of a full year's research and development expenses at Cytion S.A. (Cytion), which we acquired in July 2001, and the research and development expenses incurred at UIC.

Selling, general and administrative expenses increased by 6% to $35.4 million (35% of revenues) in 2002 from $33.4 million (36% of revenues) in 2001. This increase resulted from the inclusion of the selling, general and administrative expenses of UIC.

Other income, net, consisting primarily of interest income, decreased by 59% to $1.6 million in 2002 from $3.8 million in 2001. This was due to lower average cash and short-term investment balances (due to the share repurchase plan executed in the first quarter and the UIC acquisition in the second quarter) and decreased interest rates in 2002.

We recorded tax provisions of $2.9 million (an effective tax rate of 30%) and $4.6 million (an effective tax rate of 38.5%) for 2002 and 2001, respectively. The decrease in our effective tax rate resulted from tax benefits recognized in 2002 associated with our international operations. The effective tax rates for 2002 and 2001 are calculated on profit before tax excluding the write-off of acquired in-process research and development expenses in 2001, which is not deductible for income tax purposes.

Years Ended December 31, 2001 and 2000

Revenues for 2001 decreased by 4% to $92.3 million from $96.0 million in 2000. The soft economic environment in 2001 affecting purchasing decisions on our higher priced instrument systems resulted in this top-line decline. Drug Discovery product family revenues were down 10.8% from 2000, due in large part to significant declines in the LJL product line. This decline was offset by a 3.2% increase in revenues from our Life Sciences Research product family, led by the FlexStation, which was introduced in the first quarter of 2001.

Gross margin decreased to 61.5% in 2001, from 62.9% in 2000. The decrease related in part from decreased list prices for our LJL product line, as well as increased discounting on other high-cost instruments in an attempt to offset the impact of the soft economic environment.

Research and development expenses for 2001 decreased to $15.1 million from $16.8 million in 2000, or a decrease of 10%. Research and development expenses as a percentage of revenues were 16% in 2001 and 18% in 2000. The decrease was the result of a reduction in spending in response to our revised economic outlook, as well as synergies created by our merger with LJL BioSystems, offset by increased spending related to our acquisition of Cytion. We do not believe the decreased spending materially impacted any development projects.

In July 2001, we acquired Cytion and accounted for the acquisition under the purchase method of accounting. We allocated a portion of the purchase price to purchased in-process technologies for $12.6 million. We wrote this off entirely in the third quarter of 2001. The write-off of purchased in-process technologies represented the fair value at the acquisition date, calculated utilizing the income approach, of the portion of certain in-process research and development projects that were not reliant upon core technology. The acquired in-process research and development had no alternative future use at the date of acquisition.

Selling, general and administrative expenses for 2001 increased to $33.4 million from $31.9 million in 2000, or an increase of 5%. The increased spending for the period is primarily the result of additional spending on marketing, sales and service related activities as we continued our efforts to expand worldwide market coverage and introduce new products. In 2001, we purchased our Japanese distributor, Nihon Molecular Devices. Selling, general and administrative expenses as a percentage of revenues were 36.2% in 2001 and 33.2% in 2000. The increase from 2000 to 2001 was a result of the costs at our Japanese subsidiary, as well as the decline in overall revenues.

Other income (net), consisting primarily of interest income, decreased by 23% in 2001 to $3.8 million from $4.9 million in 2000 due to lower average cash and investment balances and the significant decline in interest rates in 2001. Lower average cash balances result principally from a share repurchase plan under which we repurchased more than 1.5 million shares of our common stock and our acquisition of Cytion.

We recorded income tax provisions of $4.6 million in 2001 and $6.4 million in 2000. These provisions reflected a 38.5% effective tax rate. The effective tax rates for 2001 and 2000 are calculated on profit before tax excluding the write-off of acquired in-process research and development expenses in 2001 and merger expenses related to the LJL BioSystems merger in 2000, which are not deductible for income tax purposes.

Liquidity and Capital Resources

We had cash, cash equivalents and short-term investments of $53.8 million at December 31, 2002 compared to $67.3 million at December 31, 2001. In 2002, operating activities provided $15.3 million in cash.

Net cash used by investing activities was $24.8 million in 2002, which included $22.9 million spent on the acquisition (net of cash acquired) of UIC and $2.3 million of capital expenditures, partially offset by the proceeds from the net maturities of $835,000 of short-term investments.

Net cash used in financing activities was $3.7 million in 2002, due to $4.5 million spent to repurchase 220,000 shares of our common stock, offset by $798,000 of proceeds from the issuance of common stock for options exercised and employee stock purchases. The share repurchases all occurred in the first quarter of 2002, and accounted for approximately 1.4% of the shares outstanding as of December 31, 2002 and 2001. Additionally, approximately 1.3 million shares remain available for repurchase under the stock repurchase program approved by our Board of Directors in October 2001.

Our cash and investments policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible given these two constraints. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers. We believe that our existing cash and investment securities and anticipated cash flow from our operations will be sufficient to support our current operating plan for the foreseeable future.

Our facilities are leased under noncancelable operating leases. In addition, we have a contractual commitment for the purchase of certain resale products and manufacturing components with certain vendors ending in 2003. As of December 31, 2002, the following is a summary of our contractual obligations (in millions):

	Payments Due by Period				
	Total	2003	2004 to 2005	2006 to 2007	2008 and Thereafter
Operating leases	$26.9	$5.2	$10.5	$9.8	$1.4
Unconditional purchase obligations	1.4	1.4	—	—	—
Total contractual cash obligations	$28.3	$6.6	$10.5	$9.8	$1.4

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which supersedes both Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. For example, SFAS 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS 121, an impairment assessment under SFAS 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets." The Company adopted SFAS 144 in 2002. The adoption of SFAS 144 did not have a material impact on financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. The statement further establishes fair value as the objective for initial measurement of the liability and that employee benefit arrangements requiring future service beyond a "minimum retention period" be recognized over the future service period. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB released FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN 45 establishes new disclosure and liability-recognition requirements for direct and indirect debt guarantees with specified characteristics. The initial measurement and recognition requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. However, the disclosure requirements are effective for interim and annual financial-statement periods ending after December 15, 2002. We have adopted the disclosure provisions and do not expect the full adoption of FIN 45 to have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" (SFAS 148). This statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements of SFAS 148 are effective for the Company's fiscal year 2002. The interim disclosure requirements are effective for the first quarter of fiscal year 2003. We continue to account for stock-based compensation using APB 25 and have not adopted the recognition provisions of SFAS 123, as amended by SFAS 148. We do not expect the adoption of SFAS 148 to have material impact on our financial position or results of operations. See Note 1 of the Notes to Consolidated Financial Statements included in this report for disclosures required by SFAS 148.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk, including changes in interest rates and foreign currency exchange rates. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. A discussion of our accounting policies for financial instruments and further disclosures relating to financial investments is included in the Summary of Significant Accounting Policies note in the Notes to Consolidated Financial Statements included in this report.

Our interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents and short-term investments. We invest our excess cash primarily in demand deposits with United States banks and money market accounts and short-term securities. These securities, consisting of $3.4 million of commercial paper and $6.7 million of U.S. government agency securities, are carried at market value, which approximate cost, typically mature or are redeemable within 90 to 360 days, and bear minimal risk. We have not experienced any significant losses on the investments.

We are exposed to changes in foreign currency exchange rates primarily in the United Kingdom, France, Japan, Germany and Canada, where we sell direct in local currencies. All other foreign sales are denominated in U.S. dollars and bear no exchange rate risk. However, a strengthening of the U.S. dollar could make our products less competitive in overseas markets. Gains and losses resulting from foreign currency transactions have historically been immaterial. Translation gains and losses related to our foreign subsidiaries in the United Kingdom, Japan, Germany, Switzerland and Norway are accumulated as a separate component of stockholders' equity. We do not currently engage in foreign currency hedging transactions, but may do so in the future.

Molecular Devices Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	December 31,	
	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 43,733	$ 56,372
Short-term investments	10,050	10,885
Accounts receivable net of allowance for doubtful accounts of $434 and $1,148 at December 31, 2002 and 2001, respectively	26,443	23,612
Inventories	17,722	17,181
Deferred tax assets	5,230	4,015
Other current assets	1,770	2,233
Total current assets	104,948	114,298
Equipment and leasehold improvements, net	10,943	10,323
Goodwill	26,017	7,171
Other assets	20,993	20,569
	$162,901	$152,361
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,863	$ 2,470
Accrued compensation	4,610	3,264
Other accrued liabilities	8,361	5,571
Deferred revenue	4,263	3,571
Total current liabilities	20,097	14,876
Commitments		
Stockholders' equity:		
Preferred stock, $.001 par value; 3,000,000 shares authorized and outstanding	—	—
Common stock, $.001 par value; 60,000,000 shares authorized; 15,555,190 and 15,491,844 shares issued and 15,312,892 and 15,481,844 outstanding at December 31, 2002 and 2001, respectively	15	15
Additional paid-in capital	181,773	181,233
Accumulated deficit	(33,848)	(40,653)
Treasury stock, at cost; 242,298 and 10,000 shares at December 31, 2002 and 2001, respectively	(4,632)	(160)
Deferred compensation	—	(332)
Accumulated other comprehensive loss	(504)	(2,618)
Total stockholders' equity	142,804	137,485
	$162,901	$152,361

See accompanying notes.

Operations

Molecular Devices Corporation and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Years ended December 31,		
	2002	2001	2000
Revenues	$102,157	$92,231	$96,035
Cost of revenues	40,571	35,538	35,583
Gross profit	61,586	56,693	60,452
Operating expenses:			
Research and development	18,002	15,105	16,796
Acquired in-process research and development	—	12,625	—
Merger expenses	—	—	15,181
Selling, general and administrative	35,435	33,381	31,906
Total operating expenses	53,437	61,111	63,883
Income (loss) from operations	8,150	(4,418)	(3,431)
Other income, net	1,571	3,806	4,912
Income (loss) before income taxes	9,721	(612)	1,481
Income tax provision	2,816	4,625	6,415
Net income (loss)	$ 6,905	$ (5,237)	$ (4,934)
Basic net income (loss) per share	$ 0.44	$ (0.32)	$ (0.32)
Diluted net income (loss) per share	$ 0.44	$ (0.32)	$ (0.32)

See accompanying notes.

Molecular Devices Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock (at cost)	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount						
Balance at December 31, 1999	13,488,821	$14	$ 75,271	$ 101	$ —	$ (589)	$ (493)	$ 74,304
Comprehensive income								
Net loss	—	—	—	(4,934)	—	—	—	(4,934)
Currency translation	—	—	—	—	—	—	(435)	(435)
Total comprehensive loss								(5,369)
Issuance of shares of common stock in public offering, net	2,234,000	2	79,341	—	—	—	—	79,343
Issuance of shares of common stock for options exercised	567,162	1	7,074	—	—	—	—	7,075
Issuance of shares of common stock under Employee Stock Purchase Plan	32,748	—	847	—	—	—	—	847
Stock compensation expense	—	—	798	—	—	—	—	798
Tax benefits from employee stock transactions	—	—	6,266	—	—	—	—	6,266
Deferred stock compensation	—	—	223	—	—	(223)	—	—
Amortization of deferred stock compensation	8,436	—	—	—	—	369	—	369
Balance at December 31, 2000	16,331,167	17	169,820	(4,833)	—	(443)	(928)	163,633
Comprehensive income								
Net loss	—	—	—	(5,237)	—	—	—	(5,237)
Currency translation	—	—	—	—	—	—	(1,690)	(1,690)
Total comprehensive loss								(6,927)
Issuance of shares of common stock to acquire Cytion S.A.	400,000	—	7,376	—	—	—	—	7,376
Issuance of shares of common stock for options exercised and restricted stock granted	210,204	—	3,384	—	—	111	—	3,495
Issuance of shares of common stock under Employee Stock Purchase Plan	37,714	—	653	—	—	—	—	653
Issuance of shares of common stock for cashless warrant exercise	12,759	—	—	—	—	—	—	—
Repurchase of shares of common stock	(1,510,000)	—	—	—	(30,745)	—	—	(30,745)
Retirement of common stock in treasury	—	(2)	—	(30,583)	30,585	—	—	—
Balance at December 31, 2001	15,481,844	15	181,233	(40,653)	(160)	(332)	(2,618)	137,485
Comprehensive income								
Net income	—	—	—	6,805	—	—	—	6,805
Currency translation	—	—	—	—	—	—	2,114	2,114
Total comprehensive income								8,919
Issuance of shares of common stock for options exercised and restricted stock granted	25,107	—	371	—	—	74	—	445
Issuance of shares of common stock under Employee Stock Purchase Plan	28,194	—	427	—	—	—	—	427
Repurchase of shares of common stock	(222,253)	—	—	—	(4,472)	—	—	(4,472)
Reversal of deferred compensation for terminated employees	—	—	(258)	—	—	258	—	—
Balance at December 31, 2002	15,312,892	$15	$181,773	$(33,848)	$(4,632)	$ —	$ (504)	$142,804

See accompanying notes.

Molecular Devices Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands, except share amounts)

	Years ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 6,805	$ (5,237)	$ (4,934)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,847	3,710	2,077
Charge for acquired in-process research and development	—	12,625	—
Amortization of deferred compensation	74	111	369
Stock compensation expense	—	—	798
Amortization of goodwill (in 2001 and 2000) and other intangible assets	280	624	314
Income tax benefit realized as a result of employee exercises of stock options	—	—	6,266
(Increase) decrease in assets:			
Accounts receivable	(345)	3,949	(8,098)
Inventories	10	(5,069)	(2,547)
Deferred tax assets	827	942	(611)
Other current assets	594	3,639	(4,911)
Increase (decrease) in liabilities:			
Accounts payable	(145)	(3,015)	1,033
Accrued compensation	1,030	(875)	924
Other accrued liabilities	1,690	1,286	1,224
Deferred revenue	595	1,083	956
Net cash provided by (used in) operating activities	15,262	13,773	(7,140)
Cash flows from investing activities:			
Purchases of investments	(17,880)	(14,818)	(113,113)
Proceeds from sales and maturities of investments	18,515	59,192	62,421
Capital expenditures	(2,295)	(3,784)	(7,436)
Acquisitions, net of cash on hand	(22,327)	(10,367)	—
Other assets	(372)	(472)	(11,531)
Net cash provided by (used in) investing activities	(24,759)	29,751	(69,659)
Cash flows from financing activities:			
Repayment of borrowings	—	(586)	(282)
Issuance of common stock	798	4,037	87,265
Purchase of treasury stock	(4,472)	(30,745)	—
Net cash provided by (used in) financing activities	(3,674)	(27,294)	86,983
Effect of exchange rate changes on cash	582	(1,690)	(435)
Net (decrease) increase in cash and cash equivalents	(12,589)	14,540	9,749
Cash and cash equivalents at beginning of year	56,372	41,832	32,083
Cash and cash equivalents at end of year	$ 43,783	$ 56,372	$ 41,832
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ —	$ 44	$ 88
Income taxes	$ 486	$ 802	$ 4,300
Supplemental schedule of noncash investing and financing activities:			
Disposals of fully depreciated equipment and leasehold improvements	$ 333	$ 10	$ 538
Issuance of 400,000 shares of common stock in conjunction with the acquisition of Cytion S.A. in July 2001	$ —	$ 7,376	$ —

See accompanying notes.

Molecular Devices Corporation and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation Molecular Devices Corporation ("Molecular Devices"), a Delaware corporation, is principally involved in the design, development, manufacture, sale and service of bioanalytical measurement systems for life sciences and drug discovery applications. The principal customers for Molecular Devices' products include leading pharmaceutical and biotechnology companies as well as medical centers, universities, government research laboratories and other institutions throughout the world.

The consolidated financial statements include the accounts of Molecular Devices and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Molecular Devices acquired all of the outstanding stock of LJL BioSystems, Inc. ("LJL BioSystems") in a tax-free, stock-for-stock transaction on August 30, 2000. LJL BioSystems was also engaged in the design, development, manufacture, sale and service of bioanalytical measurement systems for life sciences and drug discovery applications. Molecular Devices has accounted for the transaction as a pooling of interests, and accordingly, the consolidated financial statements and all financial information have been restated to reflect the combined operations, financial position and cash flows of both companies for periods prior to the acquisition. (See Note 5.)

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents Cash equivalents consist of highly liquid investments, principally money market accounts and marketable debt securities, with maturities of three months or less at the time of purchase.

Investments Molecular Devices' short-term investments consist of marketable securities classified as "available-for-sale," with maturities of one year or less at the time of purchase. Available-for-sale securities are carried at fair market value, with unrealized gains and losses, net of tax, included in accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses on securities sold are based on the specific identification method and are included in the results of operations. Realized gains and losses have been historically immaterial and combined with interest income in the "other income, net" line of the consolidated statement of operations.

Fair values of marketable securities are based on quoted market values at December 31, 2002 and 2001. At December 31, 2002, the difference between the fair value and amortized cost of marketable securities was not significant. Short-term investments consisted of $6.7 million and $4.0 million in federal government securities and $3.4 million and $6.9 million of corporate securities maturing within twelve months or less as of December 31, 2002 and 2001, respectively.

Concentration of Credit Risk Financial instruments, which potentially subject Molecular Devices to concentrations of credit risk, are primarily cash, cash equivalents, short-term investments and accounts receivable. Molecular Devices deposits cash with high credit quality financial institutions. Molecular Devices' cash equivalents and marketable securities are primarily invested in federal government agency obligations and corporate securities that have various maturities during 2003.

Molecular Devices sells its products primarily to corporations, academic institutions, government entities and distributors within the drug discovery and life sciences research markets. Molecular Devices performs ongoing credit evaluations of its customers and generally does not require collateral. Molecular Devices maintains reserves for potential credit losses and such losses have been historically within management's expectations.

Inventories Inventories are stated on a first-in, first-out basis at the lower of cost or market. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Capitalized Software Costs Software development costs incurred subsequent to the establishment of technological feasibility are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." No amounts have been capitalized to date as costs incurred after the establishment of technological feasibility have not been material.

Equipment and Leasehold Improvements Equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets (ranging from three to five years). Leasehold improvements are amortized over the remaining term of the lease, or the life of the asset, whichever is shorter. Maintenance and repairs are expensed as incurred. Depreciation expense for 2002, 2001 and 2000 was $3.2 million, $2.6 million, and $2.1 million, respectively.

Goodwill Goodwill represents the difference between the purchase price and the fair value of net assets when accounted for by the purchase method of accounting. Prior to 2002, goodwill was amortized using the straight-line method over 10 to 15 years. In January 2002, we adopted SFAS 142 and, accordingly, ceased amortizing goodwill. In conjunction with the adoption of SFAS 142, we performed an initial impairment test of goodwill and found no impairment. The gross amount of goodwill was $27.0 million and $8.2 million at December 31, 2002 and 2001, respectively.

The following table presents the impact of adopting of SFAS 142 had the standard been in effect for the years ended December 31, 2001 and 2000 (in thousands, except per share data):

	Years Ended December 31,		
	2002	2001	2000
Reported net income (loss)	[illegible]	$(5,237)	$(4,934)
Add back: Goodwill amortization	--	338	204
Adjusted net income (loss)	[illegible]	$(4,899)	$(4,730)
Basic earnings per share:			
Reported net income (loss)	$ 0.44	$ (0.32)	$ (0.32)
Add back: Goodwill amortization	--	0.02	0.01
Adjusted net income (loss)	$ 0.44	$ (0.30)	$ (0.31)
Diluted earnings per share:			
Reported net income (loss)	$ 0.44	$ (0.32)	$ (0.32)
Add back: Goodwill amortization	--	0.02	0.01
Adjusted net income (loss)	$ 0.44	$ (0.30)	$ (0.31)

Other Assets Other assets include patents, developed technology, license fees, tradename and strategic investments in privately held companies that have been accounted for under the cost method. Patents, developed technology and license fees are amortized over their expected useful life of ten years. Tradename is assessed to have an indefinite life and therefore is not subject to amortization.

Impairment of Long-Lived Assets Molecular Devices evaluates long-lived assets, including goodwill and investments accounted for under the cost method, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. For long-lived assets, fair value would be measured based on discounted expected cash flows. There were no long-lived assets that were considered to be impaired during any period presented.

Equity Investments We invest in equity instruments of privately held companies for business and strategic purposes. These investments are included in other long-term assets and are accounted for under the cost method when ownership is less than 20 percent of voting securities and we do not have the ability to exercise significant influence over operations. When our ownership exceeds 20 percent of voting securities but is less than 50 percent, or we have the ability to exercise significant influence, the investment is accounted for under the equity method. Under the equity method, the investee's proportionate share of net income or loss and amortization of the investee's net excess investment over its equity in net assets is included in our net income or loss. As of December 31, 2002, we did not hold any investments accounted for under the equity method. We regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the fair values. We monitor the preceding factors to identify events or circumstances which would cause us to test for other than temporary impairment and revise our assumptions for the estimated recovery of equity investments. There were no investments considered impaired during any of the periods presented.

Income Taxes Income taxes are accounted for under the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized in the future.

Foreign Currency Translation Molecular Devices translates the assets and liabilities of its foreign subsidiaries into dollars at the rates of exchange in effect at the end of the period and translates revenues and expenses using rates in effect during the period. Gains and losses from these translations are accumulated as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are immaterial and are included in the statements of operations.

Revenue Recognition and Warranty We recognize product revenue at the time of shipment and transfer of title when collectibility is reasonably assured. Software revenue is recognized at the time of sale in accordance with AICPA Statement of Position No. 97-2, "Software Revenue Recognition" (SOP 97-2), as amended. There are no significant customer acceptance requirements or post-shipment obligations on the part of Molecular Devices for product or software sales.

Future warranty costs are estimated and provided for at the time of sale. Freight costs for revenue-generating shipments are charged to costs of goods sold. Amounts received prior to completion of the earnings process are recorded as customer deposits or deferred revenue, as appropriate. Service contract revenue is deferred at the time of sale and recognized ratably over the period of performance.

Advertising Costs Molecular Devices expenses the cost of advertising as incurred. Such costs approximated $1.1 million, $1.2 million and $1.4 million for 2002, 2001 and 2000, respectively.

Recent Accounting Pronouncements In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which supersedes both Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121) and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. For example, SFAS 144 provides guidance on how a long-lived asset that is used as part of a group should be evaluated for impairment, establishes criteria for when a long-lived asset is held for sale, and prescribes the accounting for a long-lived asset that will be disposed of other than by sale. SFAS 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS 121, an impairment assessment under SFAS 144 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets." The Company adopted SFAS 144 in 2002. The adoption of SFAS 144 did not have a material impact on financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 supercedes EITF Issue No. 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. The statement further establishes fair value as the objective for initial measurement of the liability and that employee benefit arrangements requiring future service beyond a "minimum retention period" be recognized over the future service period. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB released FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 establishes new disclosure and liability-recognition requirements for direct and indirect debt guarantees with specified characteristics. The initial measurement and recognition requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. However, the disclosure requirements are effective for interim and annual financial-statement periods ending after December 15, 2002. We have adopted the disclosure provisions, but disclosure is not required as we currently do not have such guarantees. We do not expect the full adoption of FIN 45 to have a material impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS No. 123" (SFAS 148). This statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition and annual disclosure requirements of SFAS 148 are effective for the Company's fiscal year 2002. The interim disclosure requirements are effective for the first quarter of fiscal year 2003. We continue to account for stock-based compensation using APB 25 and have not adopted the recognition provisions of SFAS 123, as amended by SFAS 148. We do not expect the adoption of SFAS 148 to have material impact on our financial position or results of operations. See Note 8 for disclosures required by SFAS 148.

Per Share Data Basic net income per share is computed based on the weighted average number of shares of Molecular Devices' common stock outstanding. Diluted net income per share is computed based on the weighted average number of shares of Molecular Devices' common stock and other dilutive securities. Dilutive securities consist of the incremental common shares issuable upon the exercise of stock options and warrants (using the treasury stock method).

Computation of diluted earnings (loss) per share is as follows (in thousands, except per share amounts):

	Years Ended December 31,		
	2002	2001	2000
Weighted average common shares outstanding for the period	15,348	16,192	15,246
Common equivalent shares assuming exercise of stock options under the treasury stock method	109	—	—
Shares used in diluted per share calculation	15,457	16,192	15,246
Net income (loss)	$6,805	$(5,237)	$(4,934)
Basic net income (loss) per share	$ 0.44	$ (0.32)	$ (0.32)
Diluted net income (loss) per share	$ 0.44	$ (0.32)	$ (0.32)

Options to purchase 2,115,476 shares of common stock at a weighted average per share exercise price of $30.84 were outstanding during 2002, but were not included in the computation of diluted earnings per share for that year as the options' weighted-average exercise price was greater than the average market price of the common shares, and, therefore, the effect would have been anti-dilutive. In 2001 and 2000, the total number of shares excluded from the calculations of diluted net loss per share was 307,000 and 1,163,000, respectively. Such securities, had they been dilutive, would have been included in the computations of diluted net loss per share using the treasury stock method.

Stock-Based Compensation As permitted by SFAS No. 123 (FAS 123), "Accounting for Stock-Based Compensation," Molecular Devices applies the intrinsic value method of accounting as described in APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, recognizes no compensation expense for stock option grants with an exercise price equal to the fair market value of the shares at the date of grant. If Molecular Devices and LJL BioSystems had elected to recognize compensation cost based on the fair value of the options granted at grant date and shares issued under stock purchase plans as prescribed by SFAS 123, net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below (in thousands, except per share amounts):

	Years Ended December 31,		
	2002	2001	2000
Net income (loss)—as reported	$ 6,835	$ (5,237)	$(4,934)
Stock-based compensation expense determined using the fair value method, net of tax	7,866	6,552	4,431
Net income (loss)—pro forma	$(1,031)	$(11,789)	$(9,365)
Net income (loss) per share:			
Basic—as reported	$ 0.44	$ (0.32)	$ (0.32)
Basic—pro forma	(0.07)	(0.73)	(0.61)
Diluted—as reported	0.44	(0.32)	(0.32)
Basic—pro forma	(0.07)	(0.73)	(0.61)

The pro forma net income and net income per share disclosed above is not likely to be representative of the effects on net income and net income per share on a pro forma basis in future years, as subsequent years may include additional grants and years of vesting.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended December 31,		
	2002	2001	2000
Expected dividend yield	0%	0%	0%
Expected stock price volatility	85%	94%	84–100%
Risk-free interest rate	4.35%	4.6%	5.48–5.85%
Expected life of options	5.6 years	3.5 years	3–5 years

The weighted average fair value of options granted during the year ended December 31, 2002, 2001 and 2000 was $14.06, $18.05, and $38.37, respectively.

Comprehensive Income (Loss) Comprehensive income (loss) is comprised of net income (loss) and other items of comprehensive income (loss). Other comprehensive income (loss) includes cumulative translation adjustments from the translation of foreign subsidiaries' financial statements, and unrealized gains and losses on available-for-sale securities, if material.

Change in Presentation Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2. Balance Sheet Amounts

	December 31,	
(In thousands)	2002	2001
Inventories:		
Raw materials	$ 6,462	$ 6,999
Work-in-process	1,840	1,347
Finished goods and demonstration equipment	9,420	8,835
	$ 17,722	$ 17,181
Equipment and leasehold improvements:		
Machinery and equipment	$ 14,663	$ 12,718
Software	2,817	1,577
Furniture and fixtures	2,716	1,981
Leasehold improvements	5,907	5,694
	26,103	21,970
Less accumulated depreciation and amortization	(15,160)	(11,647)
Net equipment and leasehold improvements	$ 10,943	$ 10,323
Other assets:		
Equity investments	$ 12,353	$ 12,353
Long-term deferred tax assets	3,278	5,310
Patents	2,569	1,311
Other	2,793	1,595
	$ 20,993	$ 20,569
Other accrued liabilities:		
Accrued income tax	$ 3,030	$ 1,793
Warranty accrual	1,265	1,183
Other	4,066	2,595
	$ 8,361	$ 5,571

Note 3. Long-Term Debt

In February 1998, LJL BioSystems entered into an equipment financing agreement that provided a $1.3 million line of credit. The initial term of this agreement was through February 16, 1999. Amounts borrowed under this agreement incurred interest at 11.08% to 12.16%. The agreement was extended twice with the latest amendment expiring on December 31, 1999. In March 2001, Molecular Devices paid amounts due of $571,000 in principal and interest to terminate this agreement. As of December 31, 2002, Molecular Devices had no debt obligations.

Note 4. Commitments

Molecular Devices' facilities are leased under noncancelable operating leases. The leases generally require payment of taxes, insurance and maintenance costs on leased facilities. Minimum annual rental commitments under these noncancelable operating leases for the years ended 2003, 2004, 2005, 2006, 2007 and thereafter, are approximately $5.2 million, $5.3 million, $5.3 million, $5.4 million, and $5.8 million, respectively.

Net rental expense was approximately $5.0 million, $2.8 million, and $2.5 million, respectively, for each of the three years ended December 31, 2002, 2001 and 2000.

Molecular Devices has a contractual commitment for the purchase of certain resale products and manufacturing components with vendors, ending in 2003. The minimum purchase commitment is based on a set percentage of our forecasted production, and for 2003, at current prices, is approximately $1.4 million. These purchase commitments are not expected to result in a loss.

At the time of sale, the Company records an estimate for warranty costs that may be incurred under product warranties. Warranty expense and activity are estimated based on historical experience. The warranty accrual is evaluated periodically and adjusted for changes in experience. Changes in the Company's warranty liability during 2002 were as follows (in thousands):

Balance December 31, 2001	$ 1,183
New warranties issued during the period	1,323
Cost of warranties incurred during the period	(1,140)
Changes in liabilities for pre-existing warranties	(71)
Balance December 31, 2002	$ 1,295

Note 5. Acquisitions and Investments

Universal Imaging Corporation On June 1, 2002, Molecular Devices acquired Universal Imaging Corporation ("UIC") pursuant to a Stock Purchase Agreement, in exchange for $22 million in cash. In addition, Molecular Devices incurred $1.2 million of acquisition costs. As a result of the acquisition, UIC became a wholly-owned subsidiary of Molecular Devices. The results of operations for UIC were included in Molecular Devices' results of operations beginning June 1, 2002. The acquisition expands Molecular Devices' portfolio of novel tools for cell analysis to include MetaMorph, cellular imaging software widely used in life sciences research, and the Discovery-1 screening system for drug discovery. The excess of the purchase price over the identified net assets of UIC has been allocated to goodwill, tradename and developed technology as follows (in thousands):

Acquired goodwill	$18,846
Acquired developed technology (amortized over ten years)	1,468
Acquired tradename	707
Net book value of acquired assets and liabilities which approximate fair value	2,179
	$23,200

The condensed balance sheet of UIC as of May 31, 2002 was as follows (in thousands):

Cash and cash equivalents	$ 274
Accounts receivable	1,351
Inventories	1,000
Other current assets	91
Total current assets	2,716
Fixed assets	1,141
Total assets	$ 3,857
Accounts payable and other current liabilities	$ 895
Long-term liabilities	783
Total liabilities	$ 1,678
Stockholders' equity	2,179
Total liabilities and stockholders' equity	$ 3,857

Cytion S.A. On July 19, 2001, Molecular Devices acquired all of the capital stock of Cytion S.A. ("Cytion") in exchange for $7.5 million in cash and 400,000 shares of Molecular Devices' common stock valued at $7.4 million, based on the five-day average closing stock price as of July 10, 2001 announcement date. In addition, Molecular Devices assumed $581,000 of liabilities and incurred $900,000 of acquisition costs both of which were offset by deferred taxes of $549,000 generated by the transaction. Cytion was a Swiss developer of automated patch clamping systems based in Switzerland. The excess of the purchase price over the identified net assets of Cytion has been allocated to goodwill, acquired in-process research and development and patents. The following is the allocation of the purchase price (in thousands):

Acquired goodwill	$ 1,355
Acquired in-process research and development	12,625
Deferred taxes	(549)
Acquired patents	1,372
Fair value of acquired assets	973
Total purchase price	$15,776

The condensed balance sheet of Cytion as of July 19, 2001 was as follows (in thousands):

Cash and cash equivalents	$ 1,183
Inventories	119
Other current assets	81
Total current assets	1,383
Fixed assets	171
Total assets	$ 1,554
Accounts payable and other accrued liabilities	$ 581
Stockholders' equity	973
Total liabilities and stockholders' equity	$ 1,554

A one-time charge of $12.6 million for purchased in-process research and development expenses was recorded upon closing of the acquisition in the third quarter of 2001. The amounts allocated to in-process research and development were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. The value of the projects was determined by estimating the costs to develop the in-process technology into commercially feasible products and estimating the present value of the net cash flows which management believed would result from the products.

The results of operations for Cytion are included in Molecular Devices' results of operations beginning July 20, 2001.

Nihon Molecular Devices On January 5, 2001, Molecular Devices acquired all of the capital stock of Nihon Molecular Devices (NMD), its Japanese distributor, in exchange for $3.2 million in cash. The acquisition was accounted for as a purchase. As a result, NMD became a wholly owned subsidiary of Molecular Devices. The results of operations for NMD are included in Molecular Devices' results of operations beginning January 5, 2001. JCR Pharmaceuticals Co., Ltd. and Molecular Devices jointly established NMD in 1995 to import and sell Molecular Devices' products in Japan. The excess of the purchase price over the identified net tangible assets of NMD ($2.1 million) has been allocated to goodwill.

LJL BioSystems On August 30, 2000, Molecular Devices acquired all of LJL BioSystems' outstanding stock in a tax-free, stock-for-stock transaction. LJL BioSystems' stockholders received 0.30 of a share of Molecular Devices' common stock for each share of LJL BioSystems' common stock. Molecular Devices issued approximately 4.5 million shares of common stock to acquire the outstanding LJL BioSystems shares on the closing date. In addition, Molecular Devices assumed outstanding options to acquire LJL BioSystems shares, which were converted into options to acquire approximately 557,000 shares of Molecular Devices' common stock. Molecular Devices has accounted for the transaction as a pooling of interests, and, accordingly, the consolidated financial statements and all financial information have been restated to reflect the combined operations, financial position and cash flows of both companies. During the quarter ended September 30, 2000, Molecular Devices incurred approximately $15.2 million in merger related expenses, including transition costs, investment banking, legal and other advisory services, which were charged to operations as incurred.

Pro Forma Results The unaudited pro forma results of operations for the years ended December 31, 2002, 2001, and 2000 for Molecular Devices are set forth below. This presentation assumes that the UIC acquisition had been consummated January 1, 2001 and that the Cytion and NMD acquisitions had been consummated on January 1, 2000. In accordance with SFAS 141 and SEC regulations, this presentation excludes the charges for acquired in-process research and development, and the merger expenses associated with the LJL BioSystems pooling (in thousands, except per share amounts):

	Years Ended December 31,		
	2002	2001	2000
Revenue	$107,143	$101,900	$98,883
Net income	7,0[illegible]	6,729	6,402
Diluted net income per share	0.43	0.41	0.42

The unaudited pro forma information does not purport to be indicative of the results that actually would have occurred had the UIC acquisition been consummated on January 1, 2001, and had the Cytion and NMD acquisitions occurred on January 1, 2000, or of results that may occur in the future.

Upstate Group, Inc. In December 2000, Molecular Devices acquired a minority equity interest in Upstate Group, Inc, ("Upstate") for $10 million in cash. The companies also announced the launch of a ten-year strategic partnership to provide new consumable reagent kits to the high-throughput screening market. Under the partnership agreement, Molecular Devices is the exclusive distributor of all kits co-developed by Upstate and Molecular Devices, which will be optimized to perform on Molecular Devices' drug discovery instrumentation platforms. Upstate is a leading supplier of reagents to the drug discovery and life sciences research markets, with particular strength in "cell-signaling" reagents such as kinases. Molecular Devices accounts for its investment in Upstate using the cost method because Molecular Devices does not have the ability to exercise significant influence over Upstate's operating and financial policies.

Note 6. Goodwill and Purchased Intangible Assets

In 2002, $18.8 million of goodwill was acquired, bringing the December 31, 2002 balance to $26.0 million.

Purchased intangible assets not subject to amortization are comprised of tradename, valued at $707,000 and $0 at December 31, 2002 and 2001, respectively.

Purchased intangible assets subject to amortization consisted of the following (in thousands):

	December 31, 2002			December 31, 2001		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Patents	$1,372	$198	$1,174	$1,372	$61	$1,311
Developed Technology	1,468	73	1,395	—	—	—
Total	$2,840	$271	$2,569	$1,372	$61	$1,311

The estimated future amortization expense of purchased intangible assets is as follows (in thousands):

For the years ending December 31,	Amortization Expense
2003	$ 284
2004	284
2005	284
2006	284
2007	284
Thereafter	1,149
	$2,569

Note 7. Stockholders' Equity

Treasury Stock In the first quarter of 2002, Molecular Devices completed the repurchase of 220,000 shares of its common stock. In the third and fourth quarters of 2001, Molecular Devices completed the repurchase of 1,510,000 shares of its common stock. These repurchases occurred at various times throughout the periods subsequent to approval of two repurchase programs by the Molecular Devices Board of Directors in July 2001 and October 2001, each allowing for the repurchase of up to 1.5 million shares. In October 2001, 1,500,000 shares were retired. As of December 31, 2002, 242,298 shares remained on our balance sheet as treasury stock, at cost.

Note 8. Equity Incentive Plans

Under Molecular Devices' 1995 Stock Option Plan ("1995 Plan"), a total of 3,250,000 shares of Molecular Devices' common stock have been reserved for issuance as either incentive or nonqualified stock options to officers, directors, employees and consultants of Molecular Devices. Option grants expire in ten years and generally become exercisable in increments over a period of four to five years from the date of grant. Options may be granted with different vesting terms from time to time.

In September 1995, Molecular Devices established the 1995 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, Molecular Devices is authorized to grant non-qualified stock options to purchase up to 347,500 shares of common stock at the fair market value of the common shares at the date of grant. Options granted under the Directors' Plan vest and become exercisable in three equal annual installments commencing one year from the date of the grant.

In July 2001, Molecular Devices established the 2001 Stock Option Plan (the "2001 Plan"). Under the 2001 Plan, a total of 100,000 shares of Molecular Devices' common stock have been reserved for issuance to employees of Molecular Devices or its affiliates who are working or residing outside of the United States and are not officers or directors of Molecular Devices. Option grants expire in twelve years and generally become exercisable in increments over a period of four to five years from the date of grant. Options may be granted with different vesting terms from time to time.

LJL BioSystems' stock plans included the 1994 Equity Incentive Plan (the "1994 Plan"), the 1997 Stock Plan (the "1997 Plan"), and the 1998 Directors' Plan (the "Directors' Plan"). Upon closing of the merger, Molecular Devices assumed all outstanding options under these plans, which were converted into options to purchase Molecular Devices common stock. Molecular Devices also assumed the shares available for grant under the 1994 and 1997 Plans to LJL BioSystems' employees. Options granted under the 1994 Plan and 1997 Plan generally vest over a five-year period.

In connection with an increase of 1,000,000 shares to the Molecular Devices 1995 Plan on May 24, 2001, an amendment to LJL BioSystems' stock plans was approved to prohibit future grants under the plans and to decrease the aggregate number of shares authorized for issuance to the number of shares subject to outstanding options under the plans. In 2002 and 2001, the aggregate number of shares authorized under the LJL BioSystems' plans was decreased by 634,521and 610,391, respectively.

The following table summarizes the activity under all of the Molecular Devices' plans and LJL BioSystems' plans on a combined basis:

	Shares Available for Future Grant	Options Outstanding	Weighted Average Exercise Price
Balance December 31, 1999	1,134,745	2,001,782	$16.70
Authorized	242,500	—	—
Granted	(768,034)	765,534	52.49
Exercised	—	(577,254)	13.74
Cancelled	342,594	(342,594)	31.19
Balance December 31, 2000	951,805	1,847,468	29.89
Authorized	1,100,000	—	—
Granted	(884,950)	884,950	27.75
Exercised	—	(208,954)	15.43
Cancelled	298,107	(298,107)	30.48
Plan Expired	(610,391)	—	—
Balance December 31, 2001	854,571	2,225,357	30.32
Authorized	500,000	—	—
Granted	(591,813)	591,813	19.41
Exercised	—	(24,169)	14.28
Cancelled	227,669	(227,669)	33.76
Plan Expired	(24,130)	—	—
Balance December 31, 2002	966,297	2,565,332	$27.87

The following table is a summary of Molecular Devices' outstanding and exercisable options at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.33 to $ 3.33	16,739	3.8	$ 3.01	16,739	$ 3.01
$ 5.25 to $ 8.54	101,350	3.2	6.43	95,935	6.31
$10.22 to $14.50	217,008	6.3	13.72	165,671	14.23
$15.00 to $19.50	304,917	6.8	18.15	168,614	18.03
$20.20 to $23.54	1,088,140	8.5	21.75	289,060	22.72
$26.63 to $29.19	249,441	6.4	26.79	177,906	26.80
$35.25 to $39.69	119,675	7.3	38.63	65,425	38.34
$48.00 to $53.33	300,413	6.9	48.09	155,115	48.11
$74.94 to $78.75	167,649	7.6	76.74	81,045	76.79
	2,565,332		$27.87	1,215,510	$27.63

There were 684,296, and 450,161 options exercisable under the various plans at December 31, 2001 and 2000, respectively.

Deferred Compensation Deferred compensation is recorded when the exercise price of an option is less than the deemed fair value of the underlying stock on the date of grant. For options granted in September 1995, Molecular Devices recognized $578,000 as deferred compensation. The deferred compensation expense was being amortized ratably over the vesting period of the options, generally 3–5 years. The amortization of this deferred compensation was completed during 2000.

For options granted in 1997, LJL BioSystems recognized $772,000 as deferred compensation. On March 10, 1998, LJL BioSystems granted an option to an employee to purchase shares of common stock at a price 15% below fair market value at the date of the grant.

Deferred compensation of $33,600 was recorded based on the estimated fair value of the options granted. The amortization of this deferred compensation was completed during 2000.

During 1998, Molecular Devices granted 42,500 shares of restricted stock to certain employees. These restricted shares vested in quarterly increments from the date of grant over two years. Molecular Devices recognized $782,000 of deferred compensation for the total value of these shares on their respective dates of grant. The deferred compensation expense was recognized ratably over the two-year vesting period. The amortization of this deferred compensation was completed during 2000.

During 2000, Molecular Devices granted 2,500 shares of restricted stock to an employee. These restricted shares vest in quarterly increments from the date of grant over two years. Molecular Devices recognized $223,000 of deferred compensation for the total value of these shares on the date of grant. The deferred compensation expense was recognized ratably over the two-year vesting period.

Employee Stock Purchase Plans Under the Molecular Devices' Employee Stock Purchase Plan (the "Molecular Devices Purchase Plan"), 400,000 shares of common stock have been authorized for issuance. Shares may be purchased under the Molecular Devices Purchase Plan at 85% of the lesser of the fair market value of the common stock on the grant or the purchase date. As of December 31, 2002, 216,097 shares remained available for purchase.

401(k) Plan Molecular Devices' 401(k) Plan ("Plan") covers substantially all of its U.S. based employees. Under the Plan, as amended in February 2001, eligible employees may contribute up to 25% of their eligible compensation, subject to certain Internal Revenue Service restrictions. Molecular Devices began matching a portion of employee contributions in 1997, up to a maximum of 3% or $2,500, whichever is less, of each employee's eligible compensation. The match, which is subject to board approval based on a number of factors, is effective December 31 of each year and vests over a period of four years of service. For the years ended December 31, 2002, 2001 and 2000, Molecular Devices recognized as expense and provided approximately $388,000, $406,000 and $270,000, respectively, under the Plan.

LJL BioSystems maintained the tax deferred LJL BioSystems, Inc. 401(k) Plan ("LJL Plan"), that covered all employees over twenty-one years of age whom became eligible to enroll the first day of the calendar month following their employment date. Employees were allowed to contribute up to 15% of their compensation to the 401(k) Plan on a pre-tax basis, subject to the maximum amount allowable under IRS regulations. Effective November 1, 2001, the LJL Plan was discontinued and employee account balances were merged into the Plan.

Note 9. Income Taxes

The components of the provisions (benefits) for income taxes consist of the following (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Current:			
Federal	$ 760	$2,042	$5,498
State	315	300	1,012
Foreign	1,025	1,340	516
	2,100	3,682	7,026
Deferred:			
Federal	1,209	1,572	(488)
State	(393)	(577)	(123)
Foreign	—	(52)	—
	816	943	(611)
	$2,916	$4,625	$6,415

The provisions (benefits) for income taxes differ from the amounts computed by applying the statutory federal income tax rate to income before income taxes. The source and tax effects of the differences are as follows:

	Years Ended December 31,		
	2002	2001	2000
Income before provisions for income taxes	$9,721	$ (612)	$1,481
Income tax at statutory rate (35%)	3,402	(214)	519
Non-deductible merger expenses	—	—	5,313
Non-deductible in-process research and development	—	4,417	—
State income tax, net of federal benefit	205	383	580
Foreign sales corporation benefit	(109)	(251)	(248)
Research and development credits	(318)	(381)	—
Foreign losses currently benefited (not benefited)	(419)	530	182
Other	155	141	69
	$2,916	$4,625	$6,415

Foreign pretax income was $3.9 million, $1.3 million, and $308,000 in 2002, 2001 and 2000, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes.

	December 31,	
	2002	2001
Deferred tax assets:		
Deferred revenue	[illegible]	$ 1,250
Non-deductible reserves	[illegible]	1,477
Warranty and accrued expenses	[illegible]	1,448
Net operating losses carryforwards	[illegible]	5,954
Foreign loss carryforwards	[illegible]	1,307
Tax credit carryforwards	[illegible]	1,277
Other	[illegible]	1,224
Valuation allowances	[illegible]	(4,612)
Total deferred taxes	[illegible]	$ 9,325

The net valuation allowance decreased by $970,000 in 2002 and increased by $2.2 million in 2001. Approximately, $2.9 million of the valuation allowance relates to stock option deductions that will be credited to equity when realized.

As of December 31, 2002, Molecular Devices had net operating loss carryforwards for federal income tax purposes of approximately $9.9 million, which expire in the years 2012 through 2019 and federal research and development tax credits of approximately $1.8 million, which expire in the years 2012 through 2022. Molecular Devices had net operating loss carryforwards for state income tax purposes of approximately $8.0 million, which expire in the years 2004 through 2010 and research and development credits of approximately $700,000 for state income tax purposes, which carryforward indefinitely. Utilization of the net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

Note 10. Industry Segment, Geographic and Customer Information

Molecular Devices operates in a single industry segment, and the chief operating decision maker views its operations as follows: the design, development, manufacture, sale and service of bioanalytical measurement systems for drug discovery and life sciences research applications.

Foreign subsidiaries' operations consist of research and development, sales, service, manufacturing and distribution. Summarized data for Molecular Devices' domestic and international operations was as follows (in thousands):

	United States	International	Adjustments and Eliminations	Total
Year ended December 31, 2002				
Revenues	[illegible]	[illegible]	[illegible]	[illegible]
Income (loss) from operations	[illegible]	[illegible]	[illegible]	[illegible]
Identifiable assets	[illegible]	[illegible]	[illegible]	[illegible]
Year ended December 31, 2001				
Revenues	82,934	29,490	(20,193)	92,231
Income (loss) from operations	(6,350)(1)	1,925	7	(4,418)
Identifiable assets	151,848	19,601	(19,088)	152,361
Year ended December 31, 2000				
Revenues	90,478	17,302	(11,745)	96,035
Income (loss) from operations	(3,657)(1)	732	(506)	(3,431)
Identifiable assets	170,468	12,738	(3,173)	180,033

(1) Includes the write-off of acquired in-process research and development and merger and acquisition related expenses.

Molecular Devices products are broken into two product families. The Drug Discovery family includes the IonWorks HT, FLIPR, CLIPR, Cytosensor, Analyst, and Discovery-1 product lines, and related consumables. The Life Sciences Research family includes the Maxline, Threshold, MetaMorph and Skatron product lines.

Consolidated revenue from Molecular Devices' product families was as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Drug discovery	[illegible]	$43,859	$49,168
Life sciences research	[illegible]	48,372	46,867
Total revenues	[illegible]	$92,231	$96,035

Sources of consolidated revenue from significant geographic regions were as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
North America	$ 64,819	$61,649	$63,477
Europe	25,331	20,136	25,381
Rest of world	12,007	10,446	7,177
Total revenues	$102,157	$92,231	$96,035

Note 11. Legal Proceeding

On April 16, 2002, Caliper Technologies Corp. ("Caliper") filed a patent infringement lawsuit against Molecular Devices alleging that our IMAP assay kits infringe U.S. patents held by Caliper. We believe that none of our products infringe any claim of the Caliper patents. On May 8, 2002, we filed an answer and counter-claim to Caliper's lawsuit denying all allegations of infringement, setting forth certain affirmative defenses and making a counter-claim for declaratory relief that, among other things, we are not infringing and have not infringed any valid and enforceable claim of the Caliper patent and that the Caliper patent is invalid. Caliper has also made a motion for preliminary injunction, expected to be decided in the second or third quarter of calendar 2003. We intend to oppose vigorously this motion. If Caliper were to prevail in this motion, we may be prohibited from selling IMAP assay kits until completion of the litigation, which may take several additional months. If we do not prevail in litigation, we may be prohibited permanently from selling IMAP assay kits.

Note 12. Comparative Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is as follows (in thousands, except per share amounts):

	First	Second	Third	Fourth
Fiscal 2002				
Revenues	$20,625	$25,440	$25,907	$30,184
Gross profit	12,575	14,935	15,534	18,502
Net income	723	1,880	1,795	2,807
Basic net income per share	0.05	0.11	0.12	0.17
Diluted net income per share	0.05	0.11	0.12	0.17
Fiscal 2001				
Revenues	$20,732	$23,981	$22,140	$25,378
Gross profit	12,756	14,648	13,487	15,802
Net income (loss)	1,644	2,435	(11,212)(1)	1,896
Basic net income (loss) per share	0.10	0.15	(0.69)	0.12
Diluted net income (loss) per share	0.10	0.15	(0.69)	0.12
Fiscal 2000				
Revenues	$20,179	$24,038	$24,341	$27,477
Gross profit	12,818	15,053	15,274	17,307
Net income (loss)	1,186	2,037	(12,395)(2)	4,238
Basic net income (loss) per share	0.09	0.14	(0.77)	0.26
Diluted net income (loss) per share	0.08	0.13	(0.77)	0.25

(1) Includes a charge of approximately $12.6 million for the write-off of acquired in-process research and development related to the acquisition of Cytion S.A.
(2) Includes a charge of approximately $15.2 million of direct costs related to the LJL BioSystems merger.

Note 13. Related Party Transactions

Molecular Devices paid $700,000 to Essen Instruments ("Essen"), primarily for inventory, in 2002. There were no similar transactions in 2001 and 2000. Molecular Devices' Chief Financial Officer is a member of the Board of Directors of Essen and Molecular Devices is also a minority investor in Essen.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Molecular Devices Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Molecular Devices Corporation and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Molecular Devices Corporation and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Ernst & Young LLP

Palo Alto, California
January 27, 2003

Molecular Devices Corporation

BOARD OF DIRECTORS

Joseph D. Keegan, Ph.D.
President and
Chief Executive Officer
Molecular Devices Corporation

Moshe H. Alafi
General Partner
Alafi Capital Company

David L. Anderson
Managing Director
Sutter Hill Ventures

A. Blaine Bowman
Chairman
Dionex Corporation

Paul Goddard, Ph.D.
Chairman
A.P. Pharma, Inc.

André F. Marion
Independent Investor

Harden M. McConnell, Ph.D.
Robert Eckles Swain Professor of
Physical Chemistry, Emeritus
Stanford University

J. Allan Waitz, Ph.D.
Independent Investor

CORPORATE OFFICERS

Joseph D. Keegan, Ph.D.
President and
Chief Executive Officer

Timothy A. Harkness
Vice President Finance and
Chief Financial Officer

Gillian M. K. Humphries, Ph.D.
Vice President
Strategic Affairs

Robert J. Murray
Vice President Operations

Stephen J. Oldfield, Ph.D.
Vice President
Worldwide Marketing

Thomas J. O'Lenic
Vice President
North American Sales and Service

John S. Senaldi
Vice President/General Manager
IonWorks

Patricia C. Sharp
Vice President Human Resources

J. Richard Sportsman, Ph.D.
Vice President
Assay and Reagent R&D

Andrew T. Zander, Ph.D.
Vice President Engineering

Corporate Headquarters
Molecular Devices Corporation
1311 Orleans Drive
Sunnyvale, California 94089-1136

United States of America
Universal Imaging Corporation
402 Boot Road
Downingtown, Pennsylvania 19335

United Kingdom
Molecular Devices Ltd.
135 Wharfedale Road
Winnersh Triangle
Winnersh
Wokingham RG41 5RB UK

Germany
Molecular Devices GmbH
Gutenberg Strasse 10
85737 Ismaning
München, Germany

Japan
Nihon Molecular Devices
2-1-3 Nishimiyahara
Yodogawa-Ku
Osaka, Sora Shin-Osaka 21, 19F
Japan

Norway
Molecular Devices Skatron
Dolasletta 3
3408 Tranby
Norway

Independent Auditors
Ernst & Young LLP
1451 California Avenue
Palo Alto, California 94304

Legal Counsel
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155

Stockholder Inquiries
Equiserve Trust Company
P.O. Box 9187
Canton, Massachusetts 02021
Tel: (816) 843-4299
www.equiserve.com

Investor Relations
Molecular Devices Corporation welcomes inquiries from its stockholders and other interested investors. Additional copies of this report or other financial matter will be furnished without charge upon request to:

Investor Relations
Timothy Harkness
Tel: (408) 747-3533
Fax: (408) 747-3696
Email: Tim_Harkness@moldev.com

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:30 a.m. on May 29, 2003, at the Company's corporate headquarters, located at 1311 Orleans Drive, Sunnyvale, California. Those unable to attend are invited to address questions and comments to Timothy Harkness at the Company's headquarters.

Stock Trading
The Company's common stock is traded on the Nasdaq stock market under the symbol MDCC.

Stock Prices

2002	Q1	Q2	Q3	Q4
High	21.47	19.64	16.15	19.32
Low	17.83	14.40	10.22	10.87

2001	Q1	Q2	Q3	Q4
High	77.38	49.99	24.58	22.46
Low	38.88	17.00	17.51	15.50

As of March 31, 2003, there were approximately 158 stockholders of record.

The Company has never paid any cash dividends on its capital stock and does not anticipate paying cash dividends for the foreseeable future.

World Wide Web Home Page
www.moleculardevices.com

This annual report contains "forward-looking" statements. For this purpose, any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "predicts," "expects," "estimates," "intends," "will," "continue," "may," "potential," "should" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by these forward-looking statements, including, among others, risk detailed from time to time in the Company's SEC reports, including our Annual Report on Form 10-K for the year ended December 31, 2002.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Molecular Devices

Molecular Devices Corporation
T 800 · 635 · 5577
F 408 · 747 · 3601

Universal Imaging Corporation
T 610 · 873 · 5610
F 610 · 873 · 5499

Molecular Devices Ltd.
T +44 · 118 · 944 · 8000
F +44 · 118 · 944 · 8001

Molecular Devices GmbH
T +49 · 89 · 9605 · 8816
F +49 · 89 · 9620 · 2345

Nihon Molecular Devices
T +81 · 6 · 6399 · 8211
F +81 · 6 · 6399 · 8212

Molecular Devices Skatron
T +47 · 32 · 859 · 800
F +47 · 32 · 859 · 801

www.moleculardevices.com